Exhibit 99.3

Strategy
Delivery
Growth
A focused and
integrated strategy
Excellence in
operational delivery
Positioned for growth

2010 Notice of annual general meeting

To view the annual general meeting webcast, please visit www.riotinto.com

This document is important and requires your immediate attention. If you have any doubts about the action you should take, contact your stockbroker, solicitor, accountant or other professional adviser authorised under the Financial Services and Markets Act 2000, immediately.
If you have sold or transferred all your shares in Rio Tinto plc, please send this document, together with the accompanying documents, at once to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee.
The annual general meeting of Rio Tinto plc will be held at 11.00 am on Thursday, 15 April 2010 at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1.
If you are unable to attend the annual general meeting, please view the webcast at:
www.riotinto.com

2 Rio Tinto plc 2010 Notice of annual general meeting

Letter from the chairman

Rio Tinto plc
(Registered in England, No: 719885)
Registered Office:
2 Eastbourne Terrace
London
W2 6LG
Dear Shareholder,
I am pleased to invite you to the Company’s forty-eighth annual general meeting, which will be held at 11.00 am on Thursday, 15 April 2010 at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London, SW1.
This notice of meeting describes the business that will be proposed and sets out the procedures for your participation and voting. Your participation in the annual general meeting is important to the Company and a valuable opportunity for the board to consider with shareholders the performance of the Group. If you are unable to attend, we will be webcasting the event this year for the first time and you may view the meeting by visiting the Rio Tinto website. However, please note that only shareholders in attendance at the meeting will be able to ask questions of the directors.
Your directors are unanimously of the opinion that all the resolutions to be proposed are in the best interests of shareholders and of Rio Tinto as a whole. Accordingly, they recommend that you vote in favour of the resolutions as they intend to do in respect of their own beneficial holdings.
If you are unable to attend the meeting to vote in person, please complete and submit the enclosed proxy form in line with the instructions on page 9. Submitting a proxy form will ensure your vote is recorded but will not prevent you from attending and voting at the meeting itself or viewing the webcast of the meeting.
The parallel Rio Tinto Limited meeting this year will take place on Thursday, 22 April 2010. The result of the vote at the Rio Tinto plc meeting on resolutions 1 to 9 will be determined when the relevant polls are closed at the Rio Tinto Limited meeting and the results will be announced to the relevant stock exchanges and posted on our website after that date. The results of resolutions 10 to 13 will be released as soon as possible following the meeting.
The board and I look forward to your participation at the annual general meeting and thank you for your continued support.
Yours sincerely

Jan du Plessis, Chairman
15 March 2010

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Notice of annual general meeting

Notice is hereby given that the forty-eighth annual general meeting of Rio Tinto plc will be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London, SW1 on Thursday, 15 April 2010 at 11.00 am for the following purposes:
Resolution 1
Receipt of the 2009 Annual report

To receive the Company’s financial statements and the report of the directors and auditors for the year ended 31 December 2009.
Resolution 2
Approval of the Remuneration report

To approve the Remuneration report for the year ended 31 December 2009 as set out in the 2009 Annual report.
Resolution 3
To elect Robert Brown as a director

Resolution 4
To elect Ann Godbehere as a director

Resolution 5
To elect Sam Walsh as a director

Resolution 6
To re-elect Guy Elliott as a director

Resolution 7
To re-elect Michael Fitzpatrick as a director

Resolution 8
To re-elect Lord Kerr as a director

Resolution 9
Re-appointment and remuneration of auditors

To re-appoint PricewaterhouseCoopers LLP as auditors of the Company to hold office until the conclusion of the next annual general meeting at which accounts are laid before the Company and to authorise the Audit committee to determine the auditors’ remuneration.
Resolution 10
General authority to allot shares

That the directors be generally and unconditionally authorised pursuant to and in accordance with Section 551 of the Companies Act 2006 (the “2006 Act”) to exercise all the powers of the Company to allot shares or grant rights to subscribe for or convert any securities into shares:
(i)	up to an aggregate nominal amount of £50,321,000;

(ii)	comprising equity securities (as defined in the 2006 Act) up to a further nominal amount of £50,321,000 in connection with an offer by way of a rights issue;
such authorities to apply in substitution for all previous authorities pursuant to Section 80 of the Companies Act 1985 and to expire on the later of 15 April 2011 and the date of the 2011 annual general meeting but, in each case, so that the Company may make offers and enter into agreements during this period which would, or might, require shares to be allotted or rights to subscribe for or to convert any security into shares to be granted after the authority ends.
For the purposes of this Resolution, “rights issue” means an offer to:
(a)	ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings; and
(b)	people who are holders of other equity securities if this is required by the rights of those securities or, if the directors consider it necessary, as permitted by the rights of those securities, to subscribe further securities by means of the issue of a renounceable letter (or other negotiable document) which may be traded for a period before payment for the securities is due, but subject in both cases to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to treasury shares, fractional entitlements, record dates or legal, regulatory or practical problems in, or under the laws of, any territory.
Resolution 11
Disapplication of pre-emption rights

That, subject to the passing of Resolution 10 above, the directors be empowered to allot equity securities (as defined in the 2006 Act) wholly for cash:
(i)	pursuant to the authority given by paragraph (i) of Resolution 10 above or where the allotment constitutes an allotment of equity securities by virtue of section 560(3) of the 2006 Act in each case:
(a)	in connection with a pre-emptive offer; and

(b)	otherwise than in connection with a pre-emptive offer, up to an aggregate nominal amount of £9,803,000;
and
(ii)	pursuant to the authority given by paragraph (ii) of Resolution 10 above in connection with a rights issue, as if Section 561(1) of the 2006 Act did not apply to any such allotment; such authority shall expire on the later of 15 April 2011 and the date of the 2011 annual general meeting, but so that the Company may make offers and enter into agreements during this period which would, or might, require equity securities to be allotted after the power ends and the board may allot equity securities under any such offer or agreement as if the power had not ended.
For the purposes of this Resolution:
(a)	“rights issue” has the same meaning as in Resolution 10 above;
(b)	“pre-emptive offer” means an offer of equity securities open for acceptance for a period fixed by the directors to (a) holders (other than the Company) on the register on a record date fixed by the directors of ordinary shares in proportion to their respective holdings and (b) other persons so entitled by virtue of the rights attaching to any other equity securities held by them, but subject in both cases to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to treasury shares, fractional entitlements, record dates or legal, regulatory or practical problems in, or under the laws of, any territory;

4 Rio Tinto plc 2010 Notice of annual general meeting

This notice is available online at www.riotinto.com

(c)	reference to an allotment of equity securities shall include a sale of treasury shares; and
(d)	the nominal amount of any securities shall be taken to be, in the case of rights to subscribe for or convert any securities into shares of the Company, the nominal amount of such shares which may be allotted pursuant to such rights.
Resolution 12
Share purchase approval of Rio Tinto plc shares

That:
(a)	the Company, Rio Tinto Limited and any subsidiaries of Rio Tinto Limited be and are hereby authorised to purchase ordinary shares of 10p each issued by the Company (“RTP Ordinary Shares”), such purchases to be made in the case of the Company by way of market purchase (as defined in Section 693 of the 2006 Act), provided that this authority shall be limited:
(i)	so as to expire on the later of 15 April 2011 and the date of the 2011 annual general meeting, unless such authority is renewed prior to that time (except in relation to the purchase of RTP Ordinary Shares, the contract for which was concluded before the expiry of such authority and which might be executed wholly or partly after such expiry);

(ii)	so that the number of RTP Ordinary Shares which may be purchased pursuant to this authority shall not exceed 152,488,000;

(iii)	so that the maximum price payable for each such RTP Ordinary Share shall be not more than five per cent above the average of the middle market quotations for RTP Ordinary Shares as derived from the London Stock Exchange Daily Official List during the period of five business days immediately prior to such purchase; and
(iv)	so that the minimum price payable for each such RTP Ordinary Share shall be 10p; and
(b)	the Company be and is hereby authorised for the purpose of Section 694 of the 2006 Act to purchase off-market from Rio Tinto Limited and any of its subsidiaries any RTP Ordinary Shares acquired under the authority set out under (a) above pursuant to one or more contracts between the Company and Rio Tinto Limited on the terms of the form of contract which has been produced to the meeting (and is for the purpose of identification marked ‘A’ and initialled by the chairman) (each, a “Contract”) and such Contracts be hereby approved, provided that:
(i)	such authorisation shall expire on the later of 15 April 2011 and the date of the 2011 annual general meeting;

(ii)	the maximum total number of RTP Ordinary Shares to be purchased pursuant to Contracts shall be 152,488,000; and

(iii)	the price of RTP Ordinary Shares purchased pursuant to a Contract shall be an aggregate price equal to the average of the middle market quotations for RTP Ordinary Shares as derived from the London Stock Exchange Daily Official List during the period of five business days immediately prior to such purchase multiplied by the number of RTP Ordinary Shares the subject of the Contract or such lower aggregate price as may be agreed between the Company and Rio Tinto Limited, being not less than one penny.
Resolution 13
Notice period for general meetings other than annual general meetings

That a general meeting other than an annual general meeting may be called on not less than 14 clear days notice.
Note:
In accordance with Rio Tinto’s Dual Listed Companies’ Structure, as Joint Decision Matters, Resolutions 1 to 9 (inclusive) will be voted on by Rio Tinto plc and Rio Tinto Limited shareholders as a joint electorate and Resolutions 10 to 13 (inclusive) will be voted on by Rio Tinto plc shareholders only.
Resolutions 1 to 10 (inclusive) will be proposed as ordinary resolutions and Resolutions 11 to 13 (inclusive) will be proposed as special resolutions.
By order of the board
 Ben Mathews
Secretary
2 Eastbourne Terrace
London, W2 6LG
15 March 2010

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Explanatory notes to the resolutions

Explanatory notes on the resolutions to be proposed at the 2010 annual general meeting.
Resolution 1
Receipt of the 2009 Annual report

The directors are required by company law to present the financial statements, the Directors’ report and the Auditors’ report on the financial statements to the meeting.
Resolution 2
Approval of the Remuneration report

Shareholders are asked to approve the Remuneration report. A copy of the report is set out on pages 104 to 129 of the 2009 Annual report and also on the Rio Tinto website.
Resolutions 3 – 8
Election and re-election of directors

Under the Company’s articles of association, any director appointed by the board holds office only until the next annual general meeting. Sam Walsh, Ann Godbehere and Robert Brown were appointed as directors of the Company with effect from 5 June 2009, 9 February 2010 and 1 April 2010, respectively. In accordance with the Company’s articles of association, they will retire and offer themselves for election.
The board believes that the proposed elections of Sam Walsh, Ann Godbehere and Robert Brown are in the best interests of the Group as they bring skills, experience and knowledge to board proceedings which will enhance and maintain the effectiveness of the board. Their appointments were recommended to the board after review by the Nominations committee.
Under the Company’s articles of association, any director who is elected by shareholders at the first annual general meeting after his appointment must thereafter retire and, if he so wishes, offer himself for re-election at least once every three years. This is known as retirement by rotation. Guy Elliott, Mike Fitzpatrick and Lord Kerr retire by rotation this year and, being eligible, offer themselves for re-election.
Non executive directors are normally expected to serve two terms of three years each and, except where special circumstances justify it, would not normally serve more than three such terms.
The board has adopted a policy on directors’ independence. Applying the policy, the board is satisfied that Ann Godbehere,
Robert Brown, Michael Fitzpatrick and Lord Kerr are independent. Sam Walsh and Guy Elliott are executive directors and, therefore, are not deemed to be independent. These directors in office during 2009 have been subject to a formal performance evaluation, as described in the corporate governance section of the 2009 Annual report, and the board has agreed that their performance continues to be effective and demonstrate the necessary level of commitment.
The board recommends to shareholders the election of Sam Walsh, Ann Godbehere and Robert Brown and the re-election of Guy Elliott, Mike Fitzpatrick and Lord Kerr. Their brief biographical details are given below. Full details are also provided in the 2009 Annual report and on the Rio Tinto website: www.riotinto.com.
Robert Brown is chairman of Groupe Aeroplan Inc and serves on the board of Bell Canada Enterprises (BCE Inc). He was previously president and chief executive officer of CAE Inc. He has also served as chairman of Air Canada and of the Aerospace Industries Association of Canada. Robert has been inducted to the Order of Canada as well as l’Ordre National du Québec.
Due to his considerable business experience in large high profile companies, it is considered that Robert will be able to make a substantial contribution to the board and its committees, and he is therefore recommended for election.
Ann Godbehere was appointed a non executive director on 9 February 2010. From 2003 until 2007 Ann was chief financial officer of the Swiss Re Group and from 2008 until January 2009 she was chief financial officer and executive director of Northern Rock.
Ann has over 25 years’ experience of the financial services industry and, as a former chief financial officer of large listed companies, is able to make a substantial contribution to the board and its committees. She is therefore recommended for election.
Sam Walsh was appointed executive director and chief executive Iron Ore and Australia in June 2009. He joined Rio Tinto in 1991, following 20 years in the automotive industry. He has held a number of management positions within the Group, including from 2001 to 2004 chief executive of the Aluminium group and from 2004 to 2009 chief executive of the Iron Ore group. Sam is a Fellow of the Australian Institute of Management,
the Australian Institute of Mining and Metallurgy and the Australian Institute of Company Directors. He is also a non executive director of Western Australian Newspaper Holdings Limited.
Sam’s considerable experience within the industry and Rio Tinto’s key markets enable him to make a substantial contribution to the board and, based on a positive evaluation of his performance, he is recommended for election.
Guy Elliott has been chief financial officer of Rio Tinto since 2002. Guy joined the Group in 1980, after gaining an MBA, and having previously been in investment banking. He has subsequently held a variety of commercial and management positions, including head of Business Evaluation and president of Rio Tinto Brasil.
In the view of the board, Guy continues to provide strong and effective leadership to the Group and, based on a positive assessment of his performance, he is recommended for re-election.
Michael Fitzpatrick was appointed a director in 2006, after selling his interest in, and ceasing to be a director of, Hastings Funds Management Ltd. He is Chairman of Treasury Group Limited, an incubator of fund management companies and Chairman of the Australian Football League having previously played the game professionally.
Michael has many years experience of the financial services industry, and as chairman of a major company, provides an important contribution to the board and its committees. Based on a positive assessment of his performance, he is recommended for re-election.
Lord Kerr has been a director of Rio Tinto since 2003. Lord Kerr was in the UK Diplomatic Service for 36 years and headed it from 1997 to 2002 as Permanent Under Secretary at the Foreign Office. Previous postings included being principal private secretary to two Chancellors of the Exchequer and spells as Ambassador to the European Union (1990 to 1995), and the US (1995 to 1997). He has been an independent member of the House of Lords since 2004.
Lord Kerr’s considerable experience in the UK Diplomatic Service and his position on the boards of other major companies enable him to make a major contribution to the board and its committees and, based on a positive assessment of his performance, he is recommended for re-election.

6 Rio Tinto plc 2010 Notice of annual general meeting

This notice is available online at www.riotinto.com

Resolution 9
Re-appointment and remuneration of auditors

The Company is required at each general meeting at which financial statements are laid to appoint auditors who will remain in office until the next general meeting at which financial statements are laid. PricewaterhouseCoopers LLP have expressed their willingness to continue in office for a further year. In accordance with company law and good corporate governance practice, shareholders are also asked to authorise the Audit committee to determine the auditors’ remuneration.
Resolution 10
General authority to allot shares

This resolution asks shareholders to renew the directors’ authority to allot new shares. The authority, if approved, will expire on the later of 15 April 2011 and the date of the 2011 annual general meeting.
The authority will allow the directors generally to allot new shares and grant rights to subscribe for, or convert other securities into, shares up to a nominal value of £50,321,000, which is, in accordance with good corporate governance practice, equivalent to approximately 33 per cent of the total issued ordinary share capital of the Company, exclusive of treasury shares, as at 1 March 2010.
In addition, the authority will allow the directors to allot new shares and grant rights to subscribe for, or convert other securities into, shares only in connection with a rights issue up to a further nominal value of £50,321,000, which is, again in accordance with good corporate governance practice, equivalent to approximately 33 per cent of the total issued ordinary share capital of the Company, exclusive of treasury shares, as at 1 March 2010.
At 1 March 2010, Rio Tinto plc held 4,121,886 treasury shares, which represents 0.27 per cent of the total number of Rio Tinto plc ordinary shares in issue, excluding treasury shares, at that date.
There are no present plans to undertake a rights issue or allot new shares other than in connection with employee share and incentive plans. The directors consider it desirable, however, to have the maximum flexibility permitted by corporate governance guidelines to respond to market developments and to enable allotments to take place to finance business opportunities as they arise.
Resolution 11
Disapplication of pre-emption rights

If the directors wish to allot new shares (and other equity securities), or sell treasury shares, for cash, the 2006 Act requires that these shares are offered first to shareholders in proportion to their existing holdings. These rights are known as pre-emption rights. There may be occasions, however, when, in order to act in the best interests of the Company, the directors need the flexibility to finance business opportunities as they arise or to conduct a rights issue or other pre-emptive offer without needing to comply with the strict requirements of the statutory pre-emption provisions.
Paragraph (i) of this resolution asks shareholders to authorise the directors to allot new shares pursuant to the authority given by paragraph (i) of resolution 10, or sell treasury shares, for cash: (a) in connection with a rights issue or other pre-emptive offer; or (b) otherwise up to a nominal value of £9,803,000, equivalent to five per cent of the combined issued ordinary share capital of the Company and Rio Tinto Limited as at 1 March 2010, exclusive of shares held in treasury by the Company and the shares held by the Company in Rio Tinto Limited, in each case without the shares first being offered to existing shareholders in proportion to their existing holdings.
Paragraph (ii) of this resolution asks shareholders to authorise the directors to allot new shares pursuant to the authority given by paragraph (ii) of resolution 10, or sell treasury shares, for cash in connection with a rights issue without the shares first being offered to existing shareholders in proportion to their existing holdings. This is in line with corporate governance guidelines.
Resolution 12
Share purchase approval of Rio Tinto plc shares

Consistent with practice prior to the 2009 annual general meeting, the board is seeking authority to buy back shares in the Group. The overall purpose of the buy back resolution is to provide the Group with flexibility in the conduct of its capital management initiatives, whether through on or off-market share buy backs in either the Company or Rio Tinto Limited.
There may be circumstances when share purchases may be in the best interests of the shareholders and therefore authority is sought for the Company, Rio Tinto Limited, or any of its subsidiaries, to purchase up to ten per cent of the issued ordinary share capital of the Company during the period stated below. This will reinstate the authority last granted by shareholders at the 2008 annual general meeting. The directors will exercise this authority only after careful consideration, taking into account market conditions prevailing at the time, other investment opportunities, appropriate gearing levels and the overall financial position of the Company. The authority will expire on the later of 15 April 2011 and the date of the 2011 annual general meeting. The authority sought would permit the Company, Rio Tinto Limited or any of the subsidiaries to purchase up to 152,488,000 of the Company’s shares, representing approximately ten per cent of its issued ordinary share capital, excluding the shares held in treasury, as at 1 March 2010. The maximum price that may be paid for an ordinary share (exclusive of expenses) is 105 per cent of the average middle market quotation for the five business days immediately preceding the purchase and the minimum price that may be paid for an ordinary share (exclusive of expenses) is its nominal value of 10p.
By way of illustration, the purchase of one per cent of the ordinary shares in both the Company and Rio Tinto Limited at the share prices prevailing as at 1 March 2010 would on the basis of the Group’s financial statement, increase net debt and reduce shareholders’ funds by about US$1,069 million and would increase the ratio of net debt to total capital by 1.7 percentage points i.e. to 30.8 per cent.
The total number of options to subscribe for shares and awards of shares outstanding at 1 March 2010 was 8,155,442 which represents 0.53 per cent of the issued ordinary share capital, excluding the shares held in treasury at that date. This excludes options and awards that the Company intends to settle without the issue of new shares or the sale of treasury shares. If the Company were to buy back the maximum number of shares permitted pursuant to this resolution, then this number of options and awards would represent 0.59 per cent of the issued ordinary share capital, excluding the shares held in treasury.
Pursuant to the 2006 Act, the Company can hold the shares which have been repurchased itself as treasury shares and resell them for cash, cancel them (either immediately or at a point in the future), or use them for the purposes of its employee share plans. Whenever any shares are held as treasury shares, all dividend and voting

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Explanatory notes to the resolutions continued

rights on these shares are suspended. Any shares purchased under the authority, if approved, would be either held as treasury shares or cancelled. As at 1 March 2010, 4,121,886 treasury shares were held by the Company.
The authority being sought in paragraph (a) of resolution 12 extends to Rio Tinto Limited and its subsidiaries. Any purchase by the Company from Rio Tinto Limited (or its subsidiaries) of the Company’s shares would be an off-market purchase and the 2006 Act requires the terms of any proposed contract for an off-market purchase to be approved by a special resolution of the Company before the contract is entered into. The Company is seeking the approval of shareholders for such off-market purchases as may take place to be made at a price between nominal consideration of 1 penny per parcel of shares and market value. It is expected that such purchases will occur for nominal consideration. It is immaterial to the shareholders of either Company if Rio Tinto Limited or any of its subsidiaries make a gain or a loss on such transactions as they have no effect on the Rio Tinto Group’s overall resources. The underlying purpose of these proposed transactions is to facilitate the Group’s ongoing capital management programme, with the intention of returning surplus cash to shareholders in the most efficient manner. The DLC Sharing Agreement contains the equalisation principles which ensure that entitlements to capital and income will be the same for all continuing shareholders regardless of which company’s shares are purchased or which company acts as the purchaser.
Rio Tinto Limited will also seek to renew its shareholder approval to buy back shares at its 2010 annual general meeting on 22 April 2010.
Resolution 13
Notice period for general meetings other than annual general meetings

Changes made to the 2006 Act by the Companies (Shareholders’ Rights) Regulations 2009 (the “Shareholders’ Rights Regulations”) increase the notice period required for general meetings of the Company to 21 days, unless shareholders approve a shorter notice period, which cannot however be less than 14 clear days. Annual general meetings will continue to be held on at least 21 clear days’ notice.
Before the coming into force of the Shareholders’ Rights Regulations on 3 August 2009, the Company was able to call general meetings, other than an annual general meeting, on 14 clear days’ notice without obtaining such shareholder approval. In order to preserve this ability, the Company sought and obtained the required shareholder approval at the 2009 annual general meeting. Resolution 13 seeks to renew this approval. The approval will be effective until the Company’s annual general meeting in 2011, when it is intended that a similar resolution will be proposed.
The shorter notice period would not be used as a matter of routine for such meetings, but only where the flexibility is merited by the business of the meeting and is thought to be to the advantage of shareholders as a whole.

8 Rio Tinto plc 2010 Notice of annual general meeting

This notice is available online at www.riotinto.com

Further information about the meeting
Entitlement to attend and vote
Pursuant to regulation 41 of the Uncertificated Securities Regulations 2001, the Company specifies that only those shareholders registered in the register of members of the Company as at 6.00 pm on 13 April 2010 (the “Specified Time”) shall be entitled to attend and vote at the aforesaid meeting in respect of the number of shares registered in their name at that time. Changes to entries on the relevant register of securities after the Specified Time shall be disregarded in determining the rights of any person to attend and vote at the meeting. If the meeting is adjourned to a time not more than 48 hours after the Specified Time applicable to the original meeting, that time will also apply for the purposes of determining the entitlement of members to attend and vote (and for the purposes of determining the number of votes they may cast) at the adjourned meeting. If, however, the meeting is adjourned for a longer period, then to be so entitled, members must be entered on the Company’s register of members at a time which is not more than 48 hours before the time fixed for the adjourned meeting or, if the Company gives notice of the adjourned meeting, at the time specified in that notice.
Appointment of proxies
A member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to exercise all or any of his rights to attend and to speak and vote at the meeting. A member may appoint more than one proxy in relation to the meeting provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that member. A proxy need not be a member of the Company.
Members entitled to vote will be provided with a proxy form. To be effective, the proxy form and any power of attorney under which it is executed (or a duly certified copy of any such power) must reach the transfer office of the Company at Computershare Investor Services PLC, PO Box 82, The Pavilions, Bridgwater Road, Bristol BS99 6ZY not less than 48 hours before the time of the meeting or adjourned meeting or (in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting) for the taking of the poll at which it is to be used. Completion and return of the proxy form will not prevent a member from attending and voting at the meeting in person.
Nominated persons
The right to appoint a proxy does not apply to persons whose shares are held on their behalf by another person and who have been nominated to receive communications from the Company in accordance with Section 146 of the 2006 Act (“nominated persons”). Nominated persons may have a right under an agreement with the member who holds the shares on their behalf to be appointed (or to have someone else appointed) as a proxy. Alternatively, if nominated persons do not have such a right, or do not wish to exercise it, they may have a right under such an agreement to give instructions to the person holding the shares as to the exercise of voting rights.
Right to ask questions
Any member or proxy attending the meeting has the right to ask questions. The Company will answer questions relating to the business being dealt with at the meeting, but may choose not to answer if: (i) to do so would interfere unduly with the preparation for the meeting or involve the disclosure of confidential information, (ii) the answer has already been given on a website in the form of an answer to a question, or (iii) it is undesirable in the interests of the Company or the good order of the meeting that the question be answered.
Website publication of audit concerns
Under Section 527 of the 2006 Act, members meeting the threshold requirements set out in that section have the right to require the Company to publish on a website a statement setting out any matter relating to: (i) the audit of the Company’s accounts (including the auditor’s report and the conduct of the audit) that are to be laid before the annual general meeting for the financial year ended 31 December 2009; or (ii) any circumstance connected with an auditor of the Company appointed for the financial year ended 31 December 2009 ceasing to hold office since the previous meeting at which annual accounts and reports were laid. The Company may not require the shareholders requesting any such website publication to pay its expenses in complying with Section 527 or 528 (requirements as to website availability) of the 2006 Act. Where the Company is required to place a statement on a website under Section 527 of the 2006 Act, it must forward the statement to the Company’s auditor not later than the time when it makes the statement available on the website. The business which may be dealt with at the annual general meeting for the relevant financial year includes any statement that the Company has been required under Section 527 of the 2006 Act to publish on a website.
Total voting rights
The total number of issued ordinary shares in the Company on 1 March 2010, which is the latest practicable date before the publication of this document, is 1,524,881,985 (excluding shares held in treasury). The voting arrangements for shareholders under the Rio Tinto Group’s Dual Listed Companies’ structure are explained in the shareholder information sections of the 2009 Annual report.
Website availability of documents
A copy of this notice and other information required by Section 311A of the 2006 Act can be found by visiting www.riotinto.com
Documents available for inspection
The following documents may be inspected at the registered office of the Company during normal business hours on any business day from the date of this notice until the close of the annual general meeting of Rio Tinto Limited on 22 April 2010 and also at The Queen Elizabeth II Conference Centre for at least 15 minutes prior to and during the annual general meeting of the Company:
(a)	proposed form of Contract between the Company and Rio Tinto Limited for the purchase off-market of ordinary shares of 10p each issued by the Company;

(b)	copies of directors’ service contracts and letters of appointment with Rio Tinto Group companies.
General information
Shareholders should note that the doors to the annual general meeting will be open from 10.15 am.
To facilitate entry into the meeting, shareholders are requested to bring with them the attendance card, which is attached to the proxy card.
Mobile phones may not be used in the meeting hall and cameras, tape or video recorders are not allowed in the meeting hall.
Webcast
Shareholders should be aware that the meeting will be webcast and can be viewed at www.riotinto.com

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Getting to the annual general meeting

Map: The Queen Elizabeth II Conference Centre, Westminster, London
By train
Charing Cross (0.7 miles)

Exit the front of Charing Cross Station and turn left towards Trafalgar Square. Turn left down Whitehall and continue until Parliament Square. Follow parliament square around to the right and turn right onto Broad Sanctuary. The Centre is on your right, directly opposite Westminster Abbey.
Victoria (0.7 miles)

Exit the front of Victoria Station, walk across the bus stand area and turn right onto Victoria Street. Continue along Victoria Street until you reach Westminster Abbey. The Centre is on your left, directly opposite Westminster Abbey.
Waterloo (1 mile)

Exit the station onto York Road. Turn left and walk to the roundabout with County Hall Hotel on your right. Cross York Road and take Westminster Bridge Road on your right. Cross the bridge to Parliament Square and follow Parliament Square around to the right. Turn right on to Broad Sanctuary. The Centre is on your right, directly opposite Westminster Abbey.
Eurostar

St Pancras International Station can be reached easily by public transport from Victoria Station.
By car
The Centre is within easy reach of the A1, M1, M25, M11, M40, M4, M3, M2 and M23.
There is no car parking at the Centre, however there are four public NCP car parks nearby.
The Centre is located within the congestion charging zone. We advise you to find out more about congestion charging in London.
Please be advised that it is quicker and easier to travel to the Centre using public transport.
By bus
Buses 11, 24, 53, 77a and 88 stop at Parliament Square. Continue forwards with Parliament Square on your left, then turn right onto Broad Sanctuary. The Centre is located on your right, directly opposite Westminster Abbey.
By air
Heathrow

Take the tube to Green Park on the Piccadilly line. Change to the Jubilee line and alight at Westminster.
Approximate journey time: 1 hour.
Alternatively take the Heathrow Express to Paddington and then take the Circle line tube to Westminster.
Approximate journey time: 1 hour.

Gatwick

Take the Gatwick Express to Victoria. The Centre is a 15 minute walk from Victoria via Victoria Street.
Approximate journey time: 45 minutes.
Stansted

Take the Stansted Express to Liverpool Street and then take the Circle line tube to Westminster.
Approximate journey time: 1 hour.
London City Airport

Take the Jubilee line from the airport to Westminster.
Approximate journey time: 45 minutes.
Luton Airport

Take one of the special connecting buses from the airport to Luton rail station, where trains run frequently to Kings Cross and then take the Circle line tube to Westminster.
Approximate journey time: 1 hour 15 minutes.
Special needs
The annual general meeting will be held in the Churchill auditorium on the ground floor and refreshments will be available in the Pickwick suite on the first floor. There are lifts to the first floor, all of which can accommodate wheelchair access and incorporate audio/voice announcements.
There are eight accessible toilet facilities throughout the Centre and all are equipped with emergency alarms.
There is no fixed seating so wheelchair spaces can be positioned anywhere in the meeting room. In addition, all corridors provide for wheelchair access.
Car parking
Disabled delegates arriving at the Centre in a vehicle with a disabled badge displayed will be allowed to park on the forecourt of the building. Taxis and other vehicles will also be allowed on to the forecourt to enable disabled passengers to disembark more easily.
There is a ramp from the forecourt which leads to the front doors and is wide enough for easy wheelchair access.
Guide dogs
Guide dogs, hearing dogs and other assistance dogs are welcome.
Induction loops
There are induction loops fitted in the meeting rooms.

10 Rio Tinto plc 2010 Notice of annual general meeting

This notice is available online at www.riotinto.com

To register to receive all your shareholder communications electronically and to view the annual report, annual review and financial statements online visit our website
www.riotinto.com
At Rio Tinto we want to take advantage of e-communications. By signing up to receive electronic communications you will be helping us to reduce print, paper and postage costs and the associated environmental impact.
By signing up, you can also...
•	vote electronically

•	receive all important shareholder notifications via email

•	view your individual shareholding quickly and securely online

•	set up a dividend mandate

•	amend your registered postal address and your dividend mandate details

Useful addresses
Registered office

Rio Tinto plc
2 Eastbourne Terrace, London W2 6LG
Registered in England No. 719885
Telephone: +44 (0) 20 7781 2000
Facsimile: +44 (0) 20 7781 1800
Website: www.riotinto.com
Registrar
Please contact our registrar if you have any queries about your shareholding:
Computershare Investor Services PLC
The Pavilions, Bridgewater Road
Bristol BS99 6ZY
Telephone: +44 (0) 870 703 6364
Facsimile: +44 (0) 870 703 6119
Freephone (UK residents only): 0800 435021
Website: www.computershare.com
Investor Centre
To find out more about Investor Centre (for UK residents only), go to www.investorcentre.co.uk/riotinto

www.riotinto.com 11